SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 23, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 23, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

TR-1               notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Smith & Nephew plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation	Thornburg Investment Management Inc.
4. Full name of shareholder(s) (if different from 3.)	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different)	12 January 2011
6. Date on which issuer notified:	22 February 2011
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
ORD 0922320 (SEDOL) ADR 83175M205 (CUSIP)	Above 3% Above 3%	Above 3% Above 3%	N/A	N/A	14,783,322 764,329	N/A	1.66% 0.43%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A

Total (A+B)
Number of voting rights	% of voting rights
18,604,969	2.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Thornburg Investment Management holds these shares as dicretionary Investment Manager.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
14. Contact name:	Ronald Olexsak
15. Contact telephone number:	505.467.7447 (USA)

TR-1        NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Smith & Nephew plc
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights	☒
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐
3. Full name of person(s) subject to the notification obligation:	Thornburg Investment Management Inc.
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	11 January 2011
6. Date on which issuer notified:	22 February 2011
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
ORD 0922320 (SEDOL) ADR 83175M205 (CUSIP)	Above 4% Above 4%	Above 4% Above 4%	N/A	N/A	27,913,322 1,110,447	N/A	3.14%% 0.62%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A

Total (A+B)
Number of voting rights	% of voting rights
33,465,559	3.76%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Thornburg Investment Management holds these shares as dicretionary Investment Manager.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
14. Contact name:	Ronald Olexsak
15. Contact telephone number:	505.467.7447 (USA)

Gemma Parsons
Deputy Company Secretary
Smith & Nephews plc
Tel:       +44 (0)20 7401 7646